________________________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

________________________________________________________________

________________________________________________________________

Contact:

Hilel Kremer

Vice President, Finance

Magic Software Enterprises Ltd.

+972-3-538-9292

Hilel_Kremer@magicsoftware.com

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Announces Significant Year-Over-Year Growth For Q1 2004 With 34% Growth In License Revenues And 164% Growth In Net Profit

OR YEHUDA, ISRAEL (May 12, 2004) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, reported today that the company has continued to grow year-over-year in both revenues and profitability in the first quarter ended March 31, 2004.

First Quarter Results

Total revenues for the first quarter ended March 31, 2004 were $16.45 million, an increase of 9% from $15.13 million in the comparable quarter of 2003.

Gross profit margin in the first quarter of 2004 was 61%, an increase from a margin of 59% in the comparable quarter of 2003. Net profit for the first quarter of 2004 was $718,000  (or $0.02 per share) compared with a net profit of $272,000 (or $0.01 per share) in the first quarter of 2003, an increase of 164%.

License sales for the quarter, at $5.5 million, increased 34% from $4.1 million in the first quarter of 2003. Application sales were $1.7 million in both the current quarter and the comparable quarter of 2003.

Revenues from consulting and other services, at $6.5 million, decreased from $6.8 million for the first quarter of 2003. Revenues from maintenance and support, at $2.8 million, increased from $2.6 million in the same period of 2003.

In the first quarter of 2004, Europe accounted for 42% of total revenues, while North America and Asia/Pacific accounted for 30% and 28%, respectively.

“Magic Software enters 2004 with strong revenue growth and improved overall financial performance, reflecting significant increases in contracts with new and existing customers,” said Menachem Hasfari, CEO of Magic Software. "Our model of combining superior technology, support and services at a reasonable cost is clearly resonating with the market."

“We are very pleased with the enthusiasm surrounding our iBOLT Integration Suite and the continued acceptance of eDeveloper in the market, as demonstrated by the high increase in license sales,” noted Hasfari. “iBOLT sales in the first quarter of 2004 were 40% higher than the last  quarter of 2003 with the average iBOLT deal getting bigger in volume. iBOLT is also providing us with entry into significant new customers as well as many new partners who have signed up for the iBOLT Integration Partner Program in recent months.”

Mr. Hasfari concluded, “Our commitment to providing high-quality business integration and application development technology that delivers measurable ROI, combined with the rising momentum of the mid-tier market, places Magic Software in a unique position to take advantage of the growth opportunities that lie ahead.”

Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises’ last earnings statement:

New Deals and Partner Announcements

Among the significant new iBOLT deals closed during the quarter were:

SuperClubs, the Caribbean's Super-Inclusive resort group who will use iBOLT to enable integration of SuperClub’s SAP R/3 enterprise resource planning (ERP) system for back-end operations and accounting with the company’s business-to-consumer (B2C) website;

CBIA, the largest statewide business organization in the U.S.A., with 10,000 member companies acting as the voice of business and industry in Connecticut, who acquired iBOLT to automate business processes and enhance integration of existing information technology systems;

SCH (Specialist Computer Holdings) Group, Europe's largest privately owned technology group, which specializes in providing customized service solutions for network computing, who acquired iBOLT for deployment of an integrated contact management solution;

One of Europe's largest cellular operators will use iBOLT to provide integrated real time information and services to internal support and operations personnel;

KRYS, one of the largest network of opticians in France with around 800 shops in France and an additional 50 in Belgium, will use iBOLT to integrate legacy systems to streamline internal and external business processes.

In addition, during the quarter, Magic Software exceeded its expectations and successfully recruited eighteen new iBOLT partners worldwide who chose iBOLT as their preferred mid-tier framework for business integration.

Other significant new deals and partnerships closed or announced during the quarter were:

One of the largest airfreight companies in Asia will implement “Hermes Logistics”, an eDeveloper-based air cargo management and cargo handling system. Hermes has been recognized by industry leaders to be one of the most up-to-date ground-cargo handling system available on the market today;

Magic Software Japan signed a memorandum of understanding for joint business development with Fujitsu Limited. Under this agreement the companies will work together to sell eDeveloper in conjunction with Fujitsu's Interstage Application Server;

Company Solutions was appointed as the sole distributor for Magic Software in Belgium. The distributorship covers all major software products of Magic Software including eDeveloper and the iBOLT Integration Suite.

In addition, significant orders of eDeveloper licenses were received from Adapt and Vadim in the U.S., Bull in France, Marsh Insurance in Germany, Fujitsu in Japan, Maariv and Clalit Health in Israel.

Conference Call

Magic Software will host a conference call today, May 12, 2004, at 10:00 a.m. EDT, 14:00 GMT and 17:00 in Israel.  to discuss the Company’s first quarter financial results. To participate, interested parties should call the appropriate number listed below five to ten minutes prior to the start of the call:

North America

  1 (888) 428-4479

International

+1 (651) 291-0900

Callers should reference “Magic Software Q1 Earnings Conference Call” with the AT&T Operator.

A replay of the conference call will be available through May 26, 2004.  Interested parties should call the appropriate number below:

North America

  1 (800) 475-6701

International

+1 (320) 365-3844

Callers should reference Access Code No. 730254.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Statement of Operations

(US Dollars in Thousands)

	Three months ended March 31,
	2004 (Unaudited)	2003 (Unaudited)
Revenues
Software sales	$5,461	$4,077
Applications	1,664	1,664
Maintenance	2,795	2,579
Consultancy & other services	6,534	6,806
Total revenues	$16,454	$15,126

Cost of revenues
Software sales	1,248	816
Applications	620	245
Maintenance	803	591
Consultancy & other services	3,769	4,583
Total cost of revenues	$6,440	$6,235

Gross profit	$10,014	$8,891

Research & development, net	1,205	1,006
Sales, marketing, and general & administrative expenses	7,477	7,220
Depreciation	439	413
Operating income	$893	$252

Financial expenses (income), net	114	(45)
Income before taxes	$779	$297
Taxes on income	__-__	(82)
Income before minority Interest	$779	$379
Minority interest in income of subsidiaries	61	107
Net income	$718	$272

Basic earnings (loss) per share	$0.02	$0.01
Diluted earnings (loss) per share	$0.02	$0.01
Weighted avg. shares outstanding (000’s)	30,647	29,509
Diluted weighted avg. shares outstanding (000’s)	32,501	29,535

Consolidated Balance Sheets

(US Dollars in Thousands)

	March 31, 2004 (Unaudited)	December 31, 2003
Assets
Current assets
Cash and cash equivalents	$8,116	$13,581
Short term marketable securities	4,452
Accounts receivable
Trade receivables	22,660	19,725
Related parties	9	48
Other receivables and prepaid expenses	4,154	3,221
Inventory	376	188
Total current assets	39,767	36,763

Severance pay fund	1,826	1,781
Long term deposits	202	279
Investments in affiliated companies	100	100
Fixed assets, net	7,753	7,855
Goodwill	21,985	21,155
Other assets, net	9,600	9,867
Total assets	$81,233	$77,800

Liabilities
Current liabilities
Short-term bank debt	$192	$2,357
Trade payables	3,369	3,249
Accrued expenses and other liabilities	18,682	14,348
Total current liabilities	22,243	19,954

Long-term loans	280	299
Accrued severance pay	2,199	2,166
Minority interests	814	1,457

Shareholders' equity
Share capital	823	805
Capital surplus	105,722	104,685
Treasury stock	(5,773)	(5,773)
Accumulated deficit	(45,075)	(45,793)
Total shareholders' equity	55,697	53,924
Total liabilities and shareholders’ equity	$81,233	$77,800

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: May 12, 2004